CONVERTIBLE PROMISSORY NOTE AGREEMENT

This Convertible Promissory Note Agreement (“Note”) is entered into as of this 23rd day of February 2011, by and betweent JMJ FINANCIAL (“Holder”) and Nacel Energy Corp. (“Writer”), under the terms and conditions set forth herein.

For $40,000 received, the Writer promises to pay to the order of the Holder of this note or his assignees, the sum of $100,000 with $0 interest, on or before March 23, 2011.

The Writer shall have the right to prepay the principal of this note, along with any interest due thereon, in whole or part prior to its due date without premium or penalty.

Failure to pay any part of the principal or interest of this note when due, or failure to carry out any of the terms or conditions herein, shall authorize the holder of this note to declare as immediately due and payable the then unpaid principal and interest and to exercise any and all of the rights and remedies either at law or in equity possessed by the Holder of this note.

The makers, signers, and endorsers of this note jointly and severally waive presentment, notice of dishonor and protest.

The parties hereto represent and warrant that they possess the full and complete authority to covenant and agree as provided in this Note and, if applicable to release other parties and signatories as provided herein.

If any provision of this Agreement is held by a court of law to be unenforceable or invalid for any reason, the remaining provisions of this agreement shall be unaffected by such holding. If the invalidation of any such provision materially alters the agreement of the parties, then the parties shall immediately adopt new provisions to replace those that were declared invalid.

At the Holder’s election, the principal and interest of this note may be converted in part or whole into share of Nacel Energy’s common stock under the same terms as set forth in Document B-02262010b.

Writer:

Nacel Energy Corp.
Mark Shaftlein
Chief Executive Officer

Holder

JMJ Financial
Its Principal